SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: July 28, 2005	By:	/s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

Second Quarter Report
June 30, 2005

Oncolytics Biotech Inc.
TSX: ONC
NASDAQ: ONCY

SECOND QUARTER REPORT
For the quarter ended June 30, 2005
Letter to Shareholders
Activities in the second quarter of 2005 furthered the Company’s progress towards its goals in the development of REOLYSIN®. We continued our efforts in product manufacturing to support ongoing and planned clinical trials as well as a broadened research program examining various aspects of immune and combination therapy interactions. In addition, we completed substantial preparatory work required prior to the initiation of patient enrolment in additional studies.
These efforts advanced the initiation of our approved combination radiotherapy clinical trial in the U.K. and our U.S. clinical trial for glioma. The efforts also lead to the April 2005 FDA approval to commence a Phase I systemic delivery study in the U.S.
The Phase I systemic delivery study in the U.S. is structured to investigate the systemic delivery of REOLYSIN® for patients with advanced or metastatic solid tumours. The primary objective of the study is to determine the maximum tolerated dose and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and the evidence of anti-tumour activity. The data from this study will complement the ongoing systemic administration study currently being conducted in the U.K.
With the ongoing and approved trials awaiting commencement, the Company will have five active clinical trials underway. The trials cover two methods of intra-tumoural injection for glioma, an intra-tumoural combination study with radiotherapy, and two systemic trials with intravenous delivery for a broad range of cancers.
Subsequent to the quarter end, the Company announced commencement of patient enrolment in its U.K. combination REOLYSIN®/radiotherapy clinical trial, and the issuance of its 2nd European Patent entitled “Method of Producing Infectious Reovirus.”
We expect to make further progress as we direct and expand on these and other planned activities, and look forward to reporting our progress to you in the quarters to come.
We appreciate and thank you for your continued support.

Brad Thompson, PhD
President and CEO
July 27, 2005

July 27, 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) as at and for the three and six months ended June 30, 2005 and 2004, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in Oncolytics’ annual report for the year ended December 31, 2004. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, the Company’s expectation regarding the adequacy of its existing capital resources, and the Company’s expectations as to the success of its research and development programs in 2005 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since its inception in April of 1998, Oncolytics Biotech Inc. (the “Company”) has been a development stage company and has focused its research and development efforts on the development of REOLYSIN®, its potential cancer therapeutic. The Company has not been profitable since its inception and expects to continue to incur substantial losses from its research and development. The Company does not expect to generate significant revenues until, if and when, its cancer product becomes commercially viable.
General Risk Factors
Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that the Company will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a product for approval, the Company will rely upon its employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by the Company.
Highlights
During the second quarter of 2005, the Company’s net loss was $2,954,720 compared to $3,191,888 for the second quarter of 2004. In the second quarter of 2005, the Company experienced increases in its clinical trial, manufacturing and related process development expenses offset by a reduction in stock based compensation. The Company received authorization to commence an additional clinical trial in the U.S. during the second quarter of 2005 and now has five clinical trial studies (either enrolling patients or approved). In anticipation of these additional trials and the need to supply ongoing enrollment and research efforts, the Company has continued to manufacture REOLYSIN®.
The Company exited the second quarter of 2005 with cash and cash equivalents (including short-term investments) of $31,974,580 compared to $33,919,223 as at December 31, 2004.
SECOND QUARTER RESULTS OF OPERATIONS
(for the three months ended June 30, 2005 and 2004)
Net loss for the three month period ended June 30, 2005 was $2,954,720 compared to $3,191,888 for 2004. The changes in the Company’s net loss were due to the following:
Research and Development Expenses (“R&D”)

	2005	2004
	$	$

Manufacturing and related process development expenses	978,298	823,601
Clinical trial expenses	549,505	123,150
Pre-clinical trial and research collaboration expenses	223,672	375,104
Other R&D expenses	299,232	174,079

Research and development expenses	2,050,707	1,495,934

For the second quarter of 2005, R&D increased to $2,050,707 compared to $1,495,934 for the second quarter of 2004. The increase in R&D was due to the following:

Manufacturing & Related Process Development Expenses (“M&P”)

	2005	2004
	$	$

Product manufacturing expenses	949,169	446,504
Technology transfer expenses	—	289,318
Process development expenses	29,129	87,779

Manufacturing and related process development expenses	978,298	823,601

During the second quarter of 2005, the Company’s product manufacturing expenses increased to $949,169 compared to $446,504 in the second quarter of 2004. The Company continues to have clinical trial material made with its supplier, Cobra Biomanufacturing Plc (“Cobra”), as part of a multiple production run supply contract entered into in the first quarter of 2005. These production runs are intended to be used to supply the Company’s five existing clinical trials, additional studies being planned and are expected to continue through the remainder of 2005. As well, the Company has contracted with Cobra to supply non-cGMP production runs to be used in non-human research and collaborative studies.
In 2004, the Company entered into an agreement with Cobra to commence the manufacturing of REOLYSIN® and therefore incurred expenses associated with the transfer of the Company’s manufacturing technology. This transfer was completed in 2004; consequently the Company did not incur technology transfer expenses in the second quarter of 2005.
During the second quarter of 2005, the Company incurred process development expenses of $29,129 compared to $87,779 in the second quarter of 2004. Process development activity on the existing manufacturing process was largely completed in 2004. The Company expects to continue to incur process development costs as it looks to begin studies to continue to improve process yields.
Clinical Trial Programs

	2005	2004
	$	$

Direct clinical trial expenses	549,505	123,150

During the second quarter of 2005, the Company’s direct clinical trial expenses increased to $549,505 compared to $123,150 in the second quarter of 2004. In the second quarter of 2005, the Company received authorization to commence an additional U.S. clinical trial by the U.S. Food and Drug Administration. At the end of the second quarter of 2005 the Company had five ongoing clinical trials compared to two ongoing clinical trials in 2004. Therefore, the increase in direct clinical trial expenses reflects continued enrollment in the U.K. systemic (intravenous) and Canadian malignant glioma clinical trials and initiation costs associated with the two U.S. clinical trial studies and the combination radiation therapy study in the U.K.
Pre-Clinical Trial and Research Collaboration Expenses

	2005	2004
	$	$

Research collaboration expenses	179,686	3,307
Pre-clinical trial expenses	43,986	371,797

Pre-clinical trial expenses and research collaborations	223,672	375,104

During the second quarter of 2005, the Company’s research collaboration expenses increased to $179,686 compared to $3,307 in the second quarter of 2004. The Company incurs research collaboration expenses as it continues to investigate the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation and the possibility of new uses for the reovirus in therapy. These expenses will fluctuate from period to period depending on the progress of these collaborations.
During the second quarter of 2005 the Company’s pre-clinical trial expenses decreased to $43,986 compared to $371,797 in the second quarter of 2004. The frequency of the Company’s pre-clinical studies change from period to period as the Company moves through its clinical trial program. As well, depending on the results of the Company’s research collaborations, the Company may increase its pre-clinical trial activity.
Other R&D

	2005	2004
	$	$

Other R&D	299,232	174,079

Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses. During the second quarter of 2005, other R&D expenses increased to $299,232 compared to $174,079 for the second quarter of 2004. The increase relates to consulting fees associated with the preparation of the Company’s clinical trial applications, salary and benefits, and travel costs.
Operating Expenses

	2005	2004
	$	$

Public company related expenses	576,031	649,481
Office expenses	193,480	201,292

Operating expenses	769,511	850,773

During the second quarter of 2005, the Company’s operating expenses decreased to $769,511 compared to $850,773 in the second quarter of 2004. The decline was a result of lower costs associated with the Company’s 2004 annual report and annual general meeting and the timing of business development expenses.
Stock Based Compensation

	2005	2004
	$	$

Stock based compensation	8,404	734,670

Stock based compensation for the second quarter of 2005 was $8,404 compared to $734,670 for the second quarter of 2004. In 2005, stock based compensation was recorded relating to the vesting of previously granted options. In the second quarter of 2004, the Company recorded stock based compensation associated with the granting and vesting of stock options.

YEAR TO DATE RESULTS OF OPERATIONS
(for the six months ended June 30, 2005 and 2004)
Net loss for the six month period ended June 30, 2005 was $5,331,769 compared to $5,868,124 for 2004. The changes in the Company’s net loss were due to the following:
Research and Development Expenses (“R&D”)

	2005	2004
	$	$

Manufacturing and related process development expenses	1,816,906	2,200,031
Clinical trial expenses	781,852	248,794
Pre-clinical trial and research collaboration expenses	459,862	554,065
Other R&D expenses	622,351	447,441

Research and development expenses	3,680,971	3,450,331

For the six month period ending June 30, 2005, R&D increased to $3,680,971 compared to $3,450,331 for 2004. The increase in R&D was due to the following:
Manufacturing & Related Process Development Expenses (“M&P”)

	2005	2004
	$	$

Product manufacturing expenses	1,751,198	1,574,377
Technology transfer expenses	—	457,198
Process development expenses	65,708	168,456

Manufacturing and related process development expenses	1,816,906	2,200,031

Production manufacturing expenses were $1,751,198 for the six month period ending June 30, 2005 compared to $1,574,377 for the six month period ending June 30, 2004. The Company has continued to focus on the production of REOLYSIN® in order to supply its expanding clinical trial program now consisting of five clinical trial studies along with other research activity. In the first part of 2005, the Company extended its manufacturing agreement with Cobra to provide additional cGMP production and clinical trial supply material through a multiple production run supply contract. As well, the Company has contracted with Cobra to supply non-cGMP (“good manufacturing practices”) product to be used in non-human research and collaborative studies.
In 2004, the Company entered into an agreement with Cobra to commence the manufacturing of REOLYSIN® and therefore incurred expenses associated with the transfer of the Company’s manufacturing technology. This transfer was completed in 2004; consequently the Company did not incur technology transfer expenses in 2005.
The Company expects that its product manufacturing expenses will continue to increase throughout the remainder of 2005. The balance of the Company’s current supply contract with Cobra will be completed by the end of 2005 and it anticipates that additional production runs will be scheduled in order to ensure a supply of REOLYSIN® for its clinical trial and collaborative programs.
In 2005, the Company incurred process development expenses of $65,708 compared to $168,456 in 2004. Process development activity on the existing manufacturing process was largely completed in 2004. The Company expects to continue to incur process development costs as it looks to begin studies to continue to improve process yields.

Clinical Trial Programs

	2005	2004
	$	$

Direct clinical trial expenses	781,852	248,794

Direct clinical trial expenses for the six month period ending June 30, 2005 were $781,852 compared to $248,794 for the six month period ending June 30, 2004. The Company’s clinical trial program has continued to expand in 2005 with the addition of three new clinical trial studies in 2005 for a total of five ongoing clinical trials. As a result, direct clinical trial expenses continue to increase as patients are enrolled in the U.K. systemic (intravenous) and Canadian malignant glioma clinical trials. As well, the Company has incurred trial site initiation costs associated with the two U.S. clinical trial studies and the combination radiation therapy study in the U.K.
The Company expects its direct clinical trial expenses to continue to increase for the remainder of 2005. Patient enrollment for the U.K. combination radiation clinical trial and the two U.S. clinical trials is expected to commence in 2005. The Company also expects to continue with patient enrollment in the U.K. systemic clinical trial and the Canadian malignant glioma clinical trial.
Pre-Clinical Trial and Research Collaboration Expenses

	2005	2004
	$	$

Research collaboration expenses	363,109	49,727
Pre-clinical trial expenses	96,753	504,338

Pre-clinical trial expenses and research collaborations	459,862	554,065

Research collaboration expenses for the six month period ending June 30, 2005 were $363,109 compared to $49,727 for the six month period ending June 30, 2004. In 2005, the Company has expanded its research collaboration program to include studies investigating the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation and the possibility of new uses for the reovirus in therapy. These expenses will fluctuate from period to period depending on the progress of these collaborations.
Pre-clinical trial expenses for the six month period ending June 30, 2005 were $96,753 compared to $504,338 for the six month period ending June 30, 2004. The frequency of the Company’s pre-clinical studies change from period to period as the Company moves through its clinical trial program. As well, depending on the results of the Company’s research collaborations, the Company may increase or decrease its pre-clinical trial activity.
Other R&D

	2005	2004
	$	$

Other R&D	622,351	447,441

Other R&D expenses for the six month period ending June 30, 2005 were $622,351 compared to $447,441 for the six month period ending June 30, 2004. The increase relates to consulting fees associated with the preparation of the Company’s clinical trial applications, salary and benefits, and travel costs.

Operating Expenses

	2005	2004
	$	$

Public company related expenses	1,094,134	1,111,499
Office expenses	431,693	436,234

Operating expenses	1,525,827	1,547,733

During the six month period ending June 30, 2005, the Company’s operating expenses were $1,525,827 compared to $1,547,733 for the six month period ending June 30, 2004.
Commitments
As at June 30, 2005, the Company has committed to payments totaling $920,088 for activities primarily related to product manufacturing and ongoing research collaborations. The Company anticipates that these committed payments will occur in 2005. All of these committed payments are considered to be part of the Company’s normal course of business.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As at June 30, 2005, the Company had cash and cash equivalents (including short-term investments) and working capital positions (current assets less current liabilities) of $31,974,580 and $31,254,471 respectively compared to $33,919,223 and $33,268,097 respectively for December 31, 2004. The decrease at June 30, 2005 reflects the Company’s cash outflows from research and development expenses, operational expenses, and intellectual property expenditures offset by cash inflows from the exercise of warrants and options that raised $3,308,287.
The Company desires to maintain adequate cash and short-term investment reserves to support its planned activities which include its clinical trial program, production manufacturing, and its intellectual property expansion and protection. The Company presently anticipates that its average cash usage for 2005 will be approximately $1,000,000 per month and its existing capital resources are adequate to fund its current plans for research and development activities through 2007. Factors that will affect the Company’s anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply its clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support the program, the number of treatments each patient will receive, the timing of the U.S. National Cancer Institute’s R&D activity, and the level of pre-clinical activity undertaken.
In the event that the Company chooses to seek additional capital, the Company will look to fund additional capital requirements primarily through the issue of additional equity. The Company recognizes the challenges and uncertainty inherent in the capital markets and the potential difficulties it might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that the Company would have the ability to raise funds when required.
Capital Expenditures
During the six month period ending June 30, 2005, the Company spent $464,759 on intellectual property compared to $425,928 for the six month period ending June 30, 2004. The difference relates to variances in filing fees on existing patent applications.

SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2005		2004				2003
	June	March	Dec.	Sept.	June	March	Dec.	Sept.
Revenue(1)	168	245	205	194	183	117	127	102
Net loss(2), (5)	2,955	2,377	3,992	3,096	3,192	2,676	1,696	1,823
Basic and diluted loss per common share(2), (5)	$0.09	$0.07	$0.14	$0.11	$0.11	$0.10	$0.06	$0.07
Total assets(3), (6)	38,081	40,519	39,489	29,471	31,221	25,435	26,051	21,532
Total cash(4), (6)	31,975	34,713	33,919	23,806	25,522	20,298	20,753	15,843
Total long-term debt(7)	150	150	150	150	150	150	150	150
Cash dividends declared(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share between June 2005 and September 2003 is a quarterly gain (loss) on sale of investment of $nil, $765, $nil, ($12,817), ($646), $47,648, $264,453, and $nil, respectively.

(3)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2004.

(4)	Included in total cash are cash and cash equivalents plus short-term investments.

(5)	Included in net loss and loss per common share between June 2005 and September 2003 are quarterly stock based compensation expenses of $8,404, $13,375, $1,870,596, $48,878, $734,670 $5,426, $490,364, and $437,554, respectively.

(6)	The Company issued 1,031,252 common shares for cash proceeds of $3,308,287 in the six months ending June 30, 2005 (2004 — 4,685,775 common shares for $23,495,961 and 2003 — 5,062,978 common shares for $16,004,981). In addition, 21,459 common shares were issued in September 2004 as partial consideration for the cancellation of a portion of the Company’s contingent payments (see note 9 to the audited financial statements for 2004).

(7)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation.

(8)	The Company has not declared or paid any dividends since incorporation.
OTHER MD&A REQUIREMENTS
The Company has 32,946,748 common shares outstanding at July 27, 2005. If all of the Company’s warrants and options were exercised the Company would have 38,003,358 common shares outstanding.
Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Statements
Oncolytics Biotech Inc.
June 30, 2005

Oncolytics Biotech Inc.
BALANCE SHEETS
As at,

	June 30,	December 31,
	2005	2004
	$	$
	(unaudited)	(unaudited)

ASSETS
Current
Cash and cash equivalents	7,911,281	12,408,516
Short-term investments [note 3]	24,063,299	21,510,707
Accounts receivable	67,931	47,767
Prepaid expenses	755,274	250,365

	32,797,785	34,217,355

Capital assets	5,283,209	5,259,286

Investments [note 3]	—	12,000

	38,080,994	39,488,641

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,543,314	949,258

Alberta Heritage Foundation loan	150,000	150,000

Shareholders’ equity
Share capital [note 2]
Authorized: unlimited number of common shares Issued: 32,946,748 (December 31, 2004 — 31,915,496)	70,749,480	66,643,325
Warrants [note 2]	2,549,762	3,347,630
Contributed surplus [note 2]	6,370,918	6,349,139
Deficit	(43,282,480)	(37,950,711)

	36,387,680	38,389,383

	38,080,994	39,488,641

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND DEFICIT

					Cumulative
	Six Month	Six Month	Three Month	Three Month	from inception
	Period	Period	Period	Period	on April 2,
	Ending June	Ending June	Ending June	Ending June	1998 to June
	30, 2005	30, 2004	30, 2005	30, 2004	30, 2005
	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue
Rights revenue	—	—	—	—	310,000
Interest income	412,637	300,815	167,979	183,459	3,198,377

	412,637	300,815	167,979	183,459	3,508,377

Expenses
Research and development	3,680,971	3,450,331	2,050,707	1,495,934	27,207,499
Operating	1,525,827	1,547,733	769,511	850,773	11,531,621
Foreign exchange loss	100,484	113,925	83,918	108,491	460,454
Stock based compensation [note 2]	21,779	740,096	8,404	734,670	3,719,774
Amortization	416,110	363,856	210,159	184,833	3,077,956

	5,745,171	6,215,941	3,122,699	3,374,701	45,997,304

Loss before the following:	5,332,534	5,915,126	2,954,720	3,191,242	42,488,927

(Gain) loss on sale of BCY LifeSciences Inc. [note 3]	(765)	(47,002)	—	646	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685

Loss before taxes	5,331,769	5,868,124	2,954,720	3,191,888	44,346,209

Capital tax (recovery)	—	—	—	—	51,271

Future income tax recovery	—	—	—	—	(1,115,000)

Net loss for the period	5,331,769	5,868,124	2,954,720	3,191,888	43,282,480

Deficit, beginning of period	37,950,711	24,994,592	40,327,760	27,670,828	—

Deficit, end of period	43,282,480	30,862,716	43,282,480	30,862,716	43,282,480

Basic and diluted loss per share	0.16	0.21	0.09	0.11

Weighted average number of shares	32,559,975	28,100,033	32,849,229	28,944,326

     See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS

					Cumulative
			Three Month	Three Month	from inception
	Six Month	Six Month	Period	Period	on April 2,
	Period Ending	Period Ending	Ending June	Ending June	1998 to June
	June 30, 2005	June 30, 2004	30, 2005	30, 2004	30, 2005
	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Net loss for the period	(5,331,769)	(5,868,124)	(2,954,720)	(3,191,888)	(43,282,480)
Deduct non-cash items
Amortization	416,110	363,856	210,159	184,833	3,077,956
Stock based compensation	21,779	740,096	8,404	734,670	3,719,774
(Gain) loss on sale of BCY LifeSciences Inc.	(765)	(47,002)	—	646	(299,403)
Foreign exchange loss	38,650	110,353	8,171	110,353	304,632
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Future income tax recovery	—	—	—	—	(1,115,000)
Net changes in non-cash working capital	108,929	(383,405)	(57,516)	(1,523,988)	617,162

	(4,747,066)	(5,084,226)	(2,785,502)	(3,685,374)	(34,670,674)

INVESTING ACTIVITIES
Intellectual property	(464,759)	(425,928)	(167,363)	(295,388)	(4,088,394)
Other capital assets	(15,220)	(7,893)	(9,622)	(6,295)	(541,422)
Purchase of short-term investments	(5,333,838)	(6,462,831)	(125,959)	(6,217,565)	(30,222,625)
Redemption of short-term investments	2,747,396	2,000,000	2,303,651	1,000,000	5,861,396
Investment in BCY LifeSciences Inc.	7,965	133,609	—	1,959	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343

	(3,058,456)	(4,763,043)	2,000,707	(5,517,289)	(25,994,100)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	—	150,000
Proceeds from exercise of warrants and stock options	3,308,287	4,041,021	232,400	3,096,276	14,890,568
Proceeds from private placements	—	6,223,763	—	6,223,763	22,741,983
Proceeds from public offerings	—	—	—	—	30,793,504

	3,308,287	10,264,784	232,400	9,320,039	68,576,055

Increase (decrease) in cash and cash equivalents during the period	(4,497,235)	417,515	(552,395)	117,376	7,911,281

Cash and cash equivalents, beginning of the period	12,408,516	2,641,127	8,463,676	2,941,266	—

Cash and cash equivalents, end of the period	7,911,281	3,058,642	7,911,281	3,058,642	7,911,281

     See accompanying notes

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2005 (unaudited)
1. ACCOUNTING POLICIES
These unaudited interim financial statements do not include all of the disclosures included in the Company’s annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. The information as at and for the year ended December 31, 2004 has been derived from the Company’s audited financial statements.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements.
2. SHARE CAPITAL
Authorized:
Unlimited number of common shares

Issued:	Shares		Warrants

		Amount		Amount
	Number	$	Number	$

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250

Issued for cash pursuant to April 7, 2004 private placement	1,077,100	5,924,050	646,260	1,028,631

Issued for cash pursuant to pursuant to November 23, 2004 public offering	1,504,000	8,693,120	864,800	1,521,672

Issued pursuant to cancellation of contingent payment	21,459	150,000	—	—

Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)

Expired warrants	—	2,827	(6,700)	(2,827)

Exercise of options	197,500	778,951	—	—

Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,643,325	2,855,340	3,347,630

Exercise of options	260,000	221,000	—	—

Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)

Expired warrants	—	467,884	(573,028)	(467,884)

Balance June 30, 2005	32,946,748	70,749,480	1,511,060	2,549,762

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2005 (unaudited)
The following table summarizes the Company’s outstanding warrants as at June 30, 2005:

						Weighted
						Average
	Outstanding,	Granted	Exercised	Expired		Remaining
Exercise	Beginning of	During the	During the	During the	Outstanding,	Contractual
Price	the Period	Period	Period	Period	End of Period	Life (years)

$4.00	768,972	—	768,972	—	—	—
$5.00	45,558	—	2,280	43,278	—	—
$6.25	529,750	—	—	529,750	—	—
$7.00	107,710	—	—	—	107,710	0.25
$7.06	112,800	—	—	—	112,800	0.90
$7.75	538,550	—	—	—	538,550	0.25
$8.00	752,000	—	—	—	752,000	2.40

	2,855,340	—	771,252	573,028	1,511,060

Stock Based Compensation
As the Company is following the fair value based method of accounting for stock options, the Company recorded compensation expense of $8,404 and $21,779 for the three and six month periods ending June 30, 2005 respectively, (June 30, 2004 – $734,670 and $740,096 respectively) with respect to the vesting of options issued in prior periods with an offsetting credit to contributed surplus.
3. INVESTMENTS
During the three and six month periods ending June 30, 2005, the Company sold nil and 120,000 (June 30, 2004 – 21,000 and 697,945) of its BCY LifeSciences Inc. (“BCY”) shares for net cash proceeds of $nil and $7,965 (June 30, 2004 – $1,959 and $133,609) recording a gain (loss) on sale of investment of $nil and $765 (June 30, 2004 – ($646) and $47,002), respectively. As at June 30, 2005, the Company still owned 80,000 common shares of BCY with a book value of $4,800. These common shares will be released from escrow in February 2006; consequently the remaining investment in BCY has been reclassified as a short-term investment.
4. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Shareholder Information
For public company filings please go to www.sedar.com
or contact us at:
Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com
Officers
Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Scientific Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Directors
Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
William. A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
J. Mark Lievonen
President, Sanofi Pasteur Limited
Tony Noujaim, PhD
CEO and Chairman, ViRexx Medical Corp.
Bob Schultz, FCA
Chairman, Rockwater Capital Corporation
Fred Stewart, QC
President, Fred Stewart and Associates Inc.

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW, Calgary, AB T2N 1X7
Phone: (403) 670.7377 Fax: (403) 283.0858
www.oncolyticsbiotech.com